Exhibit 99.41

Volaris Reports February 2016 Traffic Results, Strong Market Demand Drives Passenger Traffic Growth of 42%

MEXICO CITY--(BUSINESS WIRE)--March 6, 2016--Volaris* (NYSE:VLRS and BMV:VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports February 2016 and year-to-date preliminary traffic results.

During February 2016 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 32.9% year over year, in response to strong demand in its domestic and international markets, and from a low comparison base for the same month in 2015. Total demand, as measured in Revenue Passenger Miles (RPMs) in February increased 41.4% year over year, reaching 972 million, validating the strong demand environment the Company has continued to observe since the second half of 2015. Volaris transported a total of 1.0 million passengers during the month, an increase of 41.7% year over year. Year-to-date, Volaris has transported over 2.2 million passengers, an increase of 36.4% year over year.

In February 2016, Volaris increased domestic and international ASMs by 32.7% and 33.5%, respectively. Network load factor for February reached 83.4%, an increase of 5.0 percentage points year over year.

The following table summarizes Volaris traffic results for the month and year-to-date.

	February 2016	February 2015	Variance	Two months ended February 2016	Two months ended February 2015	Variance
RPMs (in millions, scheduled & charter)
Domestic	689	491	40.1%	1,497	1,111	34.7%
International	283	196	44.5%	647	471	37.5%
Total	972	687	41.4%	2,144	1,582	35.5%
ASMs (in millions, scheduled & charter)
Domestic	823	620	32.7%	1,773	1,392	27.3%
International	343	257	33.5%	757	601	26.1%
Total	1,166	877	32.9%	2,530	1,993	26.9%
Load Factor (in %, scheduled)
Domestic	83.8%	79.3%	4.5 pp	84.4%	79.8%	4.6 pp
International	82.4%	76.1%	6.3 pp	85.5%	78.4%	7.1 pp
Total	83.4%	78.4%	5.0 pp	84.7%	79.4%	5.3 pp
Passengers (in thousands, scheduled & charter)
Domestic	825	590	39.9%	1,765	1,306	35.1%
International	197	131	50.0%	450	318	41.7%
Total	1,022	721	41.7%	2,215	1,624	36.4%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 148 and its fleet from four to 58 aircraft. Volaris offers more than 273 daily flight segments on routes that connect 40 cities in Mexico and 22 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

CONTACT:

For Volaris
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
Investor Relations
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net